# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Beneficient, CIK 0001775734
CUSIP: 08178Q507
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 325 N. Saint Paul Street, Suite 4850, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0001978946
Persons authorized to receive notices and communications: Matthew L. Fry, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, 214-651-5000

## Reporting persons
- James G. Silk (CIK 0001978946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,101,419; shared voting power 0; sole dispositive power 1,101,419; shared dispositive power 0; aggregate amount beneficially owned 1,101,419 (7.5% of the class)
  Comment: (1) In reference to rows 7 and 9 above, includes 97 shares of Class A common stock, par value $0.001 per share (the "Class A Shares"), of Beneficient, a Nevada corporation (the "Issuer"), issuable upon the settlement of restricted equity units and 240 Class A Shares issuable upon the settlement of restricted stock units beneficially owned by James G. Silk, which are convertible into Class A Shares within sixty (60) days of this Schedule 13D.
  
  (2) In reference to row 11 above, calculated based on (i) 14,778,985 Class A Shares outstanding as of July 6, 2026, based on information provided by the Issuer and (ii) 50 Class A Shares issuable upon settlement of restricted equity units and 240 Class A Shares issuable upon the settlement of restricted stock units beneficially owned by Mr. Silk, which are convertible into Class A Shares within sixty (60) days of this Schedule 13D. The shares and prices shown have been retroactively adjusted to reflect the Issuer's reverse stock split of its outstanding Class A Shares on a 1-for-8 basis effected on December 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Beneficient
Address of issuer's principal executive offices: 325 N. Saint Paul Street, Suite 4850, Dallas, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing: James G. Silk
Residence or business address: 325 N. Saint Paul Street, Suite 4850, Dallas, TX 75201
Present principal occupation or employment: Chief Executive Officer of the Issuer
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 below, which is incorporated herein by reference, summarizes certain agreements that pertain to the securities of the Issuer that are held by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
REU Agreement

Pursuant to The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (as amended, the "Plan") and the Restricted Equity Unit Award Agreement between the Issuer and Mr. Silk (the "REU Agreement"), Mr. Silk received an award of 28 restricted equity units ("REUs") representing 35 Class A Shares on April 1, 2022. Such award of REUs vested 40% on June 8, 2023 and in 20% installments on each of April 1, 2024 and April 1, 2025. The remaining 20% vested on April 1, 2026. Additionally, on January 1, 2020, Mr. Silk received an award of 87 REUs representing 109 Class A Shares. Such award of REUs vested 20% on the date of grant and in 20% installments on each of January 1, 2021, 2022, 2023 and 2024.

The foregoing description of the REU award does not purport to be complete and is qualified in its entirety by reference to the Plan, the First Amendment to the Plan, and a form of the REU Agreement, which are incorporated herein by reference to Exhibits 99.1, 99.2, and 99.3, respectively, of this Schedule 13D.

RSU Agreement

Pursuant to the Beneficient 2023 Long-Term Incentive Plan (the "2023 Plan") and the Restricted Stock Award Agreement between the Issuer and Mr. Silk (the "RSU Agreement"), Mr. Silk received an award of 150 restricted stock units ("RSUs") on July 15, 2023. Such award of RSUs vested in 20% installments on each of September 1, 2023, September 1, 2024 and September 1, 2025. The remaining 40% shall vest in two equal annual installments on September 1st of each subsequent calendar year. Also on July 15, 2023, Mr. Silk received an award of 120 RSUs, which were 100% vested on September 1, 2023.

The foregoing description of the RSU award does not purport to be complete and is qualified in its entirety by reference to the 2023 Plan and a form of the RSU Agreement, which are incorporated herein by reference to Exhibits 99.4 and 99.5, respectively, of this Schedule 13D.

Limited Partnership Agreement of BCH

On June 7, 2023, the Eighth Amended and Restated Limited Partnership Agreement of Beneficient Company Holdings, L.P. ("BCH") was adopted and became effective (references to the "BCH LPA" refer to the Amended and Restated Limited Partnership Agreement of BCH currently in effect unless otherwise indicated). The BCH LPA amended the existing BCH limited partnership agreement, to, among other things, make certain revisions facilitating the Issuer's business combination with Avalon Acquisition, Inc. and the related transactions, including replacing The Beneficient Company Group, L.P. as the general partner of BCH with Beneficient Company Group, L.L.C., a Delaware limited liability company ("Ben LLC"), and the Issuer's contribution to Ben LLC of all of the BCH limited partnership interests and general partnership interests held by the Issuer. Following the effectiveness of the BCH LPA, the units of BCH consist of five classes: (i) the BCH Class A Units, (ii) the BCH Class S Ordinary Units, (iii) the BCH Class S Preferred Units, (iv) the BCH FLP Unit Accounts, and (v) the BCH Preferred Series Unit Accounts (each as defined in the BCH LPA). On April 18, 2024, the Ninth Amended and Restated Limited Partnership Agreement of BCH was adopted and became effective.

The BCH Preferred Series Unit Accounts are further subdivided into Preferred Series A Subclass 0 Unit Accounts ("BCH Preferred A-0 Unit Accounts") and Preferred Series A Subclass 1 Unit Accounts ("BCH Preferred A-1 Unit Accounts"), in each case, with such rights as expressly provided in the BCH LPA. In addition, certain additional amendments were made to the BCH LPA which (i) reduced and delayed the preferred returns on certain preferred units of BCH, (ii) delayed the date upon which the BCH Preferred A-1 Unit Accounts could be converted until January 1, 2025, subject to certain exceptions, and (iii) amended the conversion prices applicable to the BCH Preferred A-0 Unit Accounts and BCH Preferred A-1 Unit Accounts.

The foregoing description of the BCH LPA does not purport to be complete and is qualified in its entirety by reference to the BCH LPA, which is incorporated herein by reference to Exhibit 99.6 to this Schedule 13D.

Exchange Agreement

Pursuant to the terms of the BCH LPA, certain units of BCH may be exchanged from time to time and subject to certain terms and conditions for Class A Shares of the Issuer. To facilitate the exchange of such BCH units and to set forth certain terms and conditions for such exchange, the Issuer entered into the Exchange Agreement (the "Exchange Agreement"), dated June 7, 2023, by and among the Issuer, Ben LLC and BCH.

The number of Class A Shares of the Issuer issuable upon any such exchange governed by the Exchange Agreement will be determined pursuant to the BCH LPA and related agreements. The Issuer may delay the issuance of any Class A Shares of the Issuer, unless (i) the issuance of such securities is registered under the Securities Act of 1933, as amended, and applicable state securities laws or (ii) the Issuer has determined that the issuance of such securities would be exempt from registration under any and all applicable securities laws.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is incorporated herein by reference to Exhibit 99.7 to this Schedule 13D.

BCH Class S Ordinary Units, pursuant to the terms of the BCH LPA and the Exchange Agreement, may be exchanged, on a one-for-one basis, for Class A Shares of the Issuer upon the election of the holder thereof. A holder must provide not less than sixty-one days prior notice ("Notice") of the exchange to both the Issuer and Ben LLC, which shall occur on the later of (i) the expiration of such sixty-one day Notice period, unless waived, (ii) the third business day after the date of the earnings release by the Issuer covering the fiscal quarter in which the Notice is provided, or (iii) the first day following the earnings release by the Issuer covering the fiscal quarter in which the Notice is provided that directors and executive officers of the Issuer are permitted to trade under the applicable policies of Issuer relating to trading by directors and executive officers.

Mr. Silk holds BCH Preferred A-0 Unit Accounts. In accordance with the terms of the BCH LPA, the capital account balance of the BCH Preferred A-0 Unit Accounts held by Mr. Silk may be freely converted into BCH Class S Ordinary Units. Upon conversion, the number of BCH Class S Ordinary Units issued will equal the capital account balance associated with the BCH Preferred A-0 Unit Accounts being converted divided by a price equal to, the average of (i) $6,720, and (ii) the volume-weighted average closing price of Class A Shares of the Issuer for the twenty days preceding the applicable exchange date; provided that, through December 31, 2027, such conversion price shall not be less than $6,720.

Prior to the Limited Conversion (as defined below), Mr. Silk also held BCH Preferred A-1 Unit Accounts. In accordance with the BCH LPA, at any time on or after January 1, 2025, the capital account balance of BCH Preferred A-1 Unit Accounts held by Mr. Silk was freely convertible, any time after January 1, 2025, into BCH Class S Ordinary Units, subject to a 20% annual conversion limit until December 31, 2029, unless the conversion price for the BCH Preferred A-1 Unit Accounts equals or exceeds $11,520 after January 1, 2025. Upon conversion, the number of BCH Class S Ordinary Units issued will equal the capital account balance associated with the BCH Preferred A-1 Unit Accounts being converted divided by a price equal to the average closing price of Class A Shares of the Issuer for the thirty days preceding the applicable exchange date; provided that, through December 31, 2027, such conversion price shall not be less than $6,720.

Limited Conversion

On October 1, 2025, pursuant to that certain conversion notice, the Issuer, BCH and Ben LLC provided Mr. Silk a limited opportunity to convert and exchange a portion of the capital account balance of the BCH Preferred A-1 Unit Accounts held by Mr. Silk into BCH Class S Ordinary Units, which are convertible into Class A Shares on a one-for-one basis (the "Conversion Notice" and such transaction, the "Limited Conversion"). Among other things, the Conversion Notice waived (i) the Notice requirement set forth in the Exchange Agreement and (ii) the minimum conversion price requirement and the 20% annual conversion limit each as set forth in the BCH LPA.

Pursuant to that certain exchange notice, dated October 14, 2025, Mr. Silk elected to convert approximately $4.58 million of the capital account balance of such BCH Preferred A-1 Unit Accounts for BCH Class S Ordinary Units at a conversion price of $4.16 per Class S Ordinary Unit (the "Exchange Notice"). The newly issued BCH Class S Ordinary Units were contemporaneously exchanged for Class A Shares on a one-for-one basis resulting in the issuance of 1,101,082 Class A Shares (such shares, the "Conversion Shares").

The Conversion Notice also provides that, in the event that the Average Closing Price (as defined below) on January 1, 2028 (the "2028 ACP") is higher than $4.16 per share, then the number of Class A Shares issued to Mr. Silk shall be subject to adjustment and forfeiture such that the number of Class A Shares that would have been issuable on January 1, 2028 (the "2028 Share Amount") shall be determined by dividing the amount of the capital account balance of Silk converted in the Limited Conversion by the 2028 ACP. Mr. Silk has agreed to assign to the Issuer the number of Class A Shares he received in the Limited Conversion less the 2028 Share Amount (the "Returned Shares"). The Returned Shares will be transferred to the Issuer free and clear of all liens, claims and encumbrances, other than (i) transfer restrictions pursuant to the Voting and Lock-Up Agreement (as defined below) and (ii) transfer restrictions under federal and state securities laws.

The Conversion Notice defines the "Average Closing Price" as the average closing price of a Class A Share as reported on the exchange on which the Class A Shares are traded for the thirty (30) day period ended immediately prior to the applicable date, or if the Class A Shares are not listed on a national securities exchange, then the average closing price of a Class A Share as quoted on the automated quotation system on which the Class A Shares are quoted (including applicable tiers of the over-the-counter market maintained by the OTC Market Group, Inc.) for the thirty (30) day period ended immediately prior to the applicable date.

In connection with the Limited Conversion, on October 15, 2025, Mr. Silk also entered into a voting and lock-up agreement (the "Voting and Lock-Up Agreement"), which provides that (i) Mr. Silk will vote the Conversion Shares in favor of the recommendation of the Issuer's Board of Directors (the "Board") (except for the election of members of the Board) and (ii) the Conversion Shares will be subject to lockup until October 1, 2028.

Also in connection with the Limited Conversion, on October 15, 2025, the Issuer, Ben LLC, BCH and Mr. Silk entered into that certain written assignment and acceptance agreement, pursuant to which, among other things, BCH accepted the assignment of the BCH Preferred A-1 Unit Accounts pursuant to the terms of the Exchange Agreement and the BCH LPA (the "Assignment and Acceptance Agreement").

The foregoing descriptions of the Conversion Notice, the Exchange Notice, the Assignment and Acceptance Agreement and the Voting and Lock-Up Agreement, do not purport to be complete and are qualified in their entirety by reference to the respective agreements, which are incorporated herein by reference to Exhibits 99.8, 99.9, 99.10 and 99.11, respectively, to this Schedule 13D.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the transactions and agreements. As discussed above, the Reporting Person intends to review his investments in the Issuer on a continuing basis. Subject to the Voting and Lock-Up Agreement and the Issuer's insider trading policy, any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Voting and Lock-Up Agreement and the Issuer's insider trading policy, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Shares of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of its general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Class A Shares of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover pages hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See Item 7 on the cover page hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover page hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page hereto.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: All of the information set forth in Item 4 is hereby incorporated herein by reference to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11.1 to The Beneficient Company Group, L.P.'s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022).

99.2 First Amendment to The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11.2 to The Beneficient Company Group, L.P.'s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022).

99.3 Form of Restricted Equity Unit under The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11.3 to The Beneficient Company Group, L.P.'s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022).

99.4 Beneficient 2023 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K (File No. 001-41715) filed with the Securities and Exchange Commission on June 8, 2023).

99.5 Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.10.2 to The Beneficient Company Group, L.P.'s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022).

99.6 Ninth Amended and Restated Limited Partnership Agreement of Beneficient Company Holdings, L.P., effective April 18, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-41715) filed with the Securities and Exchange Commission on April 16, 2024).

99.7 Exchange Agreement, dated June 7, 2023, by and among Beneficient, Beneficient Company Group, L.L.C. and Beneficient Company Holdings, L.P. (incorporated by reference to Exhibit 4.4 to Beneficient's Current Report on Form 8-K (File No. 333-268741) filed with the Securities and Exchange Commission on June 8, 2023).

99.8 Notice of Conversion, dated October 1, 2025 (filed herewith).

99.9 Notice of Exchange, dated October 14, 2025 (filed herewith).

99.10 Assignment and Acceptance Agreement, dated October 15, 2025, by and among Beneficient, Beneficient Company Holdings, L.P., Beneficient Company Group, LLC and James G. Silk (filed herewith).

99.11 Voting and Lock-Up Agreement, dated October 15, 2025, by and among Beneficient, Hicks Holdings Operating, LLC and James G. Silk (filed herewith).

## Signatures
- James G. Silk: /s/ James G. Silk, James G. Silk (07/09/2026)